Filed by: BHP Group Limited

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: BHP Group Limited

(Commission File No.: 001-09526)

NEWS RELEASE

Release Time          IMMEDIATE

Date                        8 April 2022

Release Number    11/22

Update on BHP Petroleum and Woodside merger and share distribution information

BHP Group (BHP) and Woodside Petroleum Ltd (Woodside) entered into a share sale agreement (SSA) for the merger of BHP’s oil and gas portfolio with Woodside by an all-stock merger (Merger) on 22 November 2021. On completion of the Merger, the combined company is expected to have a high margin oil portfolio, long life LNG assets and the financial resilience to help supply the energy needed for global growth and development over the energy transition.

Woodside has today published an explanatory memorandum and notice of meeting for the Woodside shareholder vote scheduled for 19 May 2022. Woodside has also released the Independent Expert’s Report prepared for Woodside shareholders, which has concluded that the Merger is in the best interests of Woodside shareholders, in the absence of a superior proposal.

This announcement contains information relevant for BHP shareholders in respect of the Merger and the proposed in specie dividend of Woodside ordinary shares (Woodside Shares) to BHP shareholders.

Highlights

•	Completion of the Merger is on track and is targeted for 1 June 2022, subject to satisfaction of conditions precedent including approval by Woodside shareholders.

•	BHP is expected to receive 914.8 million newly issued Woodside Shares at completion and determine a fully franked in specie dividend of the Woodside Shares to BHP shareholders.

•	BHP shareholders are expected to be entitled to one Woodside Share for every 5.5340 BHP shares they hold on the Record Date.

•

Based on Woodside’s share price of US$25.55 at 6 April 2022, the implied value of BHP Petroleum is US$23.4 billion. At this valuation, which is subject to change, the in specie dividend would be US$4.62 with US$1.98 of franking credits being distributed per BHP share (US$10.0 billion of franking credits in total).

•	Woodside will retain its primary listing on the ASX and is seeking a standard listing on the LSE and a sponsored Level III ADR program on the NYSE from completion of the Merger.

•	A share sale facility will be in place for eligible small BHP shareholders who elect to participate, and for shareholders who are ineligible to receive Woodside Shares.

Merger continues to progress

Completion of the Merger is targeted for 1 June 2022 subject to conditions precedent being satisfied including:

•	approval by Woodside shareholders at the Woodside general meeting scheduled for 19 May 2022;

•	KPMG Corporate Finance (in its capacity as Woodside’s independent expert) not changing its conclusion that the Merger is in the best interests of Woodside’s shareholders; and

•	approval by the National Offshore Petroleum Titles Administrator (NOPTA).

All required regulatory and competition approvals have been obtained, other than the NOPTA approval which is expected prior to completion. If a condition precedent has not been satisfied or waived by 30 June 2022 either party may terminate the SSA, unless the parties agree to extend the deadline (which they must consider in good faith).

Woodside disclosure documents1

Woodside has today published an explanatory memorandum and notice of meeting for the Woodside shareholder vote to approve the Merger. The Woodside shareholder meeting is scheduled for 19 May 2022.

In addition, Woodside expects to publish the following documents in mid-April 2022:

•

United Kingdom prospectus (Woodside UK Prospectus), which has been produced in connection with Woodside’s application for admission of all of its ordinary shares to the standard listing segment of the Official List and to trading on London Stock Exchange’s (LSE) Main Market for listed securities; and

•

United States registration statement under the US Securities Act of 1933 (Woodside US Registration Statement) and Woodside has applied to list its American depositary shares representing Woodside Shares (Woodside ADSs) on the New York Stock Exchange (NYSE).

These documents include information on the Woodside Shares that are intended to be distributed to BHP shareholders in connection with the Merger via a BHP in specie dividend, and it is expected that they will be made available (once published) at https://www.woodside.com.au/investors/woodside-and-bhp-proposed-merger. The Woodside UK Prospectus is also expected to be submitted by Woodside to the UK National Storage Mechanism and available in due course at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

In specie dividend of Woodside Shares to BHP shareholders

On completion, BHP is expected to receive 914,768,948 Woodside Shares as consideration for the sale of BHP Petroleum. BHP intends to determine a fully franked in specie dividend and distribute the Woodside Shares to BHP shareholders on the basis described below.

[1]

The Woodside disclosure documents described in this announcement have been issued by, and are the responsibility of, Woodside other than to the extent that another party has positively and expressly accepted responsibility for information in such documents.

The dividend is expected to be paid on 1 June 2022 to each BHP shareholder on the BHP register2 at the close of business on 26 May 2022 (Record Date). BHP shareholders will be entitled to a pro-rata share of the Woodside Shares received by BHP based on the number of BHP shares they hold on the BHP register on the Record Date.

The current estimate of the dividend entitlement is that BHP shareholders will receive one Woodside Share for every 5.5340 BHP shares. BHP shareholders will be entitled to a whole number of Woodside Shares, with any entitlement to a fraction of a Woodside Share that would have otherwise arisen being rounded down to the nearest whole number.

The rounding treatment in respect of shares held on behalf of BHP UK depositary interests (DIs) holders and shareholders on the BHP South African branch share register will be based directly on the DIs or shares held, respectively.

The arrangements governing the American depositary shares (each representing two fully paid BHP shares) (BHP ADS) and the BHP CSN Facility3 contemplate rounding of entitlements, and the rounding of the in specie dividend will occur according to the terms and conditions of those arrangements respectively.

Based on Woodside’s share price of US$25.554 at 6 April 2022, the implied value of BHP Petroleum is US$23.4 billion. At this valuation, which is subject to change, the in specie dividend would be US$4.62 with US$1.98 of franking credits being distributed per BHP share (US$10.0 billion of franking credits in total).5

Following payment of the dividend, BHP shareholders will receive their standard form of BHP dividend statement which will provide details of their specific entitlement to the in specie dividend.

The proposed in specie dividend will not be eligible for the BHP dividend reinvestment plan.

Eligibility to receive Woodside Shares

Most BHP shareholders will be eligible to receive the Woodside Shares distributed to them under the in specie dividend.

However, there are certain jurisdictions where the distribution of Woodside Shares by BHP is difficult or not permitted. BHP shareholders that have an address registered in the BHP register in these jurisdictions6 will have the Woodside Shares to which they are entitled sold via a Sale Facility7, with the cash proceeds determined under the Sale Facility being remitted to them (Ineligible Overseas Shareholders).

[2]

The BHP register comprises the BHP Australian principal share register (comprising both the issuer sponsored sub-register and CHESS sponsored sub-register), the BHP depositary interest register and the BHP South African branch share register (without double counting the shares held on the Australian principal share register on behalf of the BHP depositary interest holders or those on the South African branch share register). A reference to “BHP shareholder” in this announcement is a reference to any person registered in the BHP register.

[3]

A CSN Facility is the corporate sponsored nominee facility arranged by the relevant company with Computershare Investor Services PLC to hold DIs in the company for and on behalf of participants in, and on terms and conditions that govern, the facility.

[4]	Based on Woodside’s share price of A$33.74 at 6 April 2022 converted at an exchange rate of AUD/USD 0.7572.
[5]

The values presented here are indicative only and based on certain assumptions. The implied value of BHP Petroleum is based on BHP shareholders’ share of the enlarged Woodside market capitalisation. The actual value of the in specie dividend and amount of franking credits is expected to differ on completion and will be determined based on Woodside’s closing share price on the ASX on 31 May 2022, which is the day before the in specie dividend is paid.

[6]

The address registered in the BHP Australian principal share register and BHP DI register will be used for these purposes. For shareholders on the South African branch share register, if you do not communicate to your CSDP that you are an Eligible SA Shareholder (as defined below), you will be assumed to be ineligible. BHP DI holders holding through the BHP CSN Facility will be treated as eligible to participate. BHP ADS holders will be treated as eligible to participate.

[7]

The sale facility is the facility organised by BHP pursuant to a Share Sale Facility Agreement under which a sale agent, J.P. Morgan Securities Australia Limited or one of its affiliates, will sell the Woodside Shares represented by (i) the aggregate of all fractions of a Woodside Share that are subject to the rounding treatment described above to ensure each BHP shareholder receives a whole number of Woodside Shares; (ii) the dividend entitlement of Ineligible Overseas Shareholders; and (iii) Eligible Small BHP shareholders who have validly elected to have the Woodside Shares to which they are otherwise entitled sold via the Sale Facility. This Sale Facility is described in further detail below.

BHP shareholders whose address is registered on the BHP register on the Record Date in one of the following jurisdictions (Eligible Shareholders) will be eligible to have the Woodside Shares distributed to them: Australia, Canada, Chile, France, Germany, Ireland, Italy, Japan, Jersey, Luxembourg, Malaysia, Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland, United Arab Emirates, United Kingdom and United States. BHP shareholders with a registered address in all other jurisdictions will be Ineligible Overseas Shareholders (except certain South African BHP shareholders who validly elect to receive Woodside Shares, as described below).8, 9

Certain small BHP shareholders can also elect to participate in the Sale Facility and have the Woodside Shares to which they are entitled sold and the cash proceeds determined under the Sale Facility remitted to them (shareholders validly electing to do so being Selling Shareholders).

Cash payment between Woodside and BHP on completion

Separate to the receipt of Woodside Shares, on completion:

•

Woodside will make a cash payment to BHP of approximately US$830 million in relation to cash dividends paid by Woodside between the Merger effective date of 1 July 2021 and completion. This represents the cash dividend that would have been received by holders of the Woodside Shares issued pursuant to the Merger had they been on issue on and from the effective date.[10]

•

BHP will make a cash payment to Woodside for the net cash flow generated by BHP Petroleum between the Merger effective date of 1 July 2021 and completion (Locked Box Payment). From the effective date to 31 December 2021 only, this amounts to approximately US$900 million and the Locked Box Payment at completion will include the additional net cash flow generated by BHP Petroleum to the completion date. The Locked Box Payment will be reduced by the amount of cash remaining in BHP Petroleum at completion.

Where applicable, these amounts will be netted off.

[8]

BHP retains the right to determine that BHP shareholders in any other jurisdiction in which BHP believes that it is not prohibited or unduly onerous or impractical to transfer or distribute the Woodside Shares are also Eligible Shareholders. Any participant in BHP employee share plans on the Record Date who are entitled to the distribution but whose addresses are shown in the employee share trust’s or nominee’s register on the Record Date as being in a jurisdiction outside of the jurisdictions described above will also be Ineligible Overseas Shareholders. South African shareholders should refer to the section on “What happens to South African resident BHP shareholders?”

[9]

The current expected maximum number of Woodside Shares representing the entitlement of Ineligible Overseas Shareholders under the in specie dividend that would need to be sold as part of the Sale Facility is approximately 47 million based on the shareholder register as at February 2022. This may vary depending on the BHP register as at the Record Date and could also be lower where South African BHP shareholders validly elect to receive the Woodside Shares to which they are entitled.

[10]

BHP is entitled to approximately US$1.2 billion in relation to dividends paid by Woodside between the Merger effective date and completion. Approximately US$830 million of this amount will be paid in cash with the balance, which results from the take-up of Woodside’s dividend reinvestment plan, factored into the 914.8 million of Woodside shares issued to BHP at completion.

Indicative timetable

Below are the indicative key target dates for completion and the in specie dividend.

Milestone	Time (all dates in 2022)	Time zone

Expected publication of Woodside’s UK Prospectus and Woodside US Registration Statement on the ASX	Week commencing Monday 11 April	AEST

Woodside general meeting to vote on whether to approve the Merger	12:00pm, Thursday 19 May	AEST

Last day BHP shares trade on JSE cum-entitlement to Woodside Shares[11]	Monday 23 May	SAST

Last day BHP shares trade on ASX and LSE, and BHP ADS on NYSE, cum-entitlement to Woodside Shares First day BHP shares trade ex-dividend on JSE	Tuesday 24 May (in each time zone)	AEST, BST, EDT, SAST

First day BHP shares trade ex-dividend on ASX and LSE, and BHP ADS on NYSE	Commencement of trading Wednesday 25 May (in each time zone)	AEST, BST, EDT

Sale Facility election deadlines:

BHP shareholders on the Australian principal share register

BHP DI holders in the BHP CSN Facility (return form)

BHP DI holders in CREST (submit and settle Transfer to Escrow instruction)

	5:00pm, Tuesday 24 May 1:00pm, Thursday 26 May 1:00pm, Tuesday 31 May	AEST BST BST

Record Date for: BHP shareholders on the Australian principal share register BHP shareholders on the South African branch share register BHP DI holders on the UK DI register BHP ADS holders	7:00pm, Thursday 26 May 5.00pm, Thursday 26 May 6:00pm, Thursday 26 May 5:00pm, Thursday 26 May	AEST SAST BST EDT

South African BHP shareholder or DI holder election deadlines:

BHP shareholders on the Australian principal share register

BHP shareholders on the South African branch share register

BHP DI holders on the UK DI register

	5:00pm, Tuesday 24 May 1.00pm, Thursday, 26 May 1:00pm, Tuesday 31 May	AEST SAST BST

Completion In specie dividend payment date	8:00am, Wednesday 1 June 1:30pm, Wednesday 1 June	AEST AEST

Commencement of normal trading of:[12] New Woodside Shares on ASX Woodside Shares (settled using Woodside DIs) on LSE	Thursday 2 June Monday 6 June	AEST BST

Despatch of statements:

Issuer sponsored holding statements and CHESS allotment confirmation notices (sent by Woodside)

Woodside CSN holding statements in respect of new Woodside

Shares (sent by Woodside)

Despatch of dividend distribution statements for the DI register

Despatch of dividend distribution statements for the Australian principal share register

	Thursday 9 June Thursday 16 June Thursday 16 June Friday 17 June	AEST BST BST AEST

All dates and times are indicative only and may be subject to change without notice or consultation.

[11]

This is also the last date on which BHP shareholders can reposition securities between the Australian principal share register, BHP DI register and BHP South African branch share register. Ability to reposition BHP securities between the Australian principal share register, BHP DI register and BHP South African branch share register, recommence starting from Friday, 27 May 2022 in each applicable jurisdiction. The last date on which holders of BHP ADSs will be permitted to surrender their BHP ADSs and withdraw the BHP shares that their surrendered BHP ADSs represent is expected to be Friday 20 May 2022 (EDT). The BHP ADS Depositary is expected to recommence permitting cancellations and withdrawals of BHP ADSs from 5:00pm Friday, 3 June 2022 (EDT), following payment of the in specie dividend.

[12]

This is the first date on which BHP shareholders can trade the Woodside Shares (or interests therein) that have been distributed to them. Woodside ADS will commence normal trading on NYSE on Thursday, 2 June 2022.

Additional information and frequently asked shareholder questions

In what form will BHP shareholders receive Woodside Shares?

The table below describes in what form Eligible Shareholders (who are not Selling Shareholders) will receive the Woodside Shares and the subsequent confirmation they should receive regarding their Woodside shareholding.

Location and manner in which BHP shares or DIs are held	How Woodside Shares will be held	Default form of confirmation

Australia – BHP shareholders registered on the BHP Australian principal share register

BHP shares on the CHESS[13] sub-register	On the Woodside CHESS sub-register, in the same CHESS account through which the BHP shares are held.	CHESS allotment confirmation notice will be despatched. CHESS holding statement will be despatched after the end of June 2022.

BHP shares on the issuer sponsored sub-register	On the Woodside issuer sponsored sub-register, under the same name and address under which the BHP shares are held.	Issuer sponsored holding statement will be despatched.

United Kingdom – BHP DI holders registered on the BHP DI register[14]

BHP DIs held in CREST[15]	Woodside DIs, credited to the same CREST participant account on the Woodside DI register through which the BHP DIs are held.	Credit to the BHP DI participant’s CREST account.

BHP DIs held via the BHP CSN Facility	Woodside DIs held via the Woodside CSN Facility[16], under the same name and address under which BHP DIs are held through the BHP CSN Facility.	Woodside CSN Facility statement will be despatched.

South Africa – Dematerialised holders on the BHP South African branch share register

Dematerialised beneficial interests in BHP shares registered in the name of the STRATE Nominee[17] in an account with a CSDP[18] or broker	Where the eligible dematerialised holder elects to be issued Woodside Shares, they will be issued in the form of shares on Woodside’s issuer sponsored sub-register on the Australian principal share register.	Issuer sponsored statement will be despatched.

[13]	CHESS is the electronic transfer and settlement system for securities quoted on the ASX under which transfers are effected in electronic form.
[14]

BHP DI holders will receive their entitlement in the form of Woodside DIs in the same ratio as BHP shareholders receive Woodside Shares on the Record Date (subject to the rounding treatment described above). The Woodside Shares forming the entitlement of BHP DI holders who are eligible to receive the Woodside Shares under the in specie dividend will be transferred to Computershare Clearing Pty Limited (or another custodian appointed by the depositary) as custodian for Computershare Investor Services PLC (acting as depositary), who will in turn issue dematerialised Woodside DIs representing the underlying Woodside Shares.

[15]

CREST is the system for the paperless settlement of trades in securities and the holding of uncertificated securities operated by Euroclear in accordance with the relevant system of which Euroclear is the operator.

[16]	Further details regarding Woodside’s proposed CSN Facility can be found in Part 19 of the Woodside UK Prospectus.
[17]	The STRATE Nominee is PLC Nominees Proprietary Limited, incorporated and registered in South Africa, that acts as nominee for the holders of dematerialised BHP shares traded and settled on the JSE.
[18]

A Central Securities Depository Participant, being a participant as defined in section 1 of the Financial Markets Act 19, of 2012 (South Africa). These are the only market participants who can liaise directly with the STRATE Nominee which allows for electronic settlement of BHP shares on the JSE. This includes the Computershare South Africa CSDP service.

Location and manner in which BHP shares or DIs are held	How Woodside Shares will be held	Default form of confirmation
United States – BHP ADS holders[19]
BHP ADS holders registered on the BHP ADS Depositary register in registered form	Uncertificated Woodside ADSs recorded on the register maintained by the Woodside ADS Depositary under the same name and address under which the BHP ADSs are held.	A credit on the register of Woodside ADS holders maintained by the Woodside ADS Depositary. The uncertificated BHP ADSs are eligible for direct registration services (DRS) administered by DTC. The Woodside ADS Depositary will issue to the applicable holders a DRS advice statement reflecting the issuance of the new Woodside ADSs.

Indirect BHP ADS holders through a bank, broker, other financial institution or other Depository Trust Company (DTC) Participant.	Woodside ADSs indirectly through a bank, broker, other financial institution or other DTC participant, being the same DTC participant account through which the BHP ADSs are held.	Through the procedures of the bank, broker, other financial institution or other DTC participant through which the Woodside ADSs will be held.

Eligible Shareholders may not request to receive a different form of Woodside interests from what they will receive based on the table above and the manner and location of their BHP shareholding as at the Record Date (but may contact Woodside’s share registry after completion to explore changing the form of their Woodside interest).

To what extent will BHP shareholders’ information transfer to the Woodside share register?

It is intended that existing dividend currency elections, mandates to bank or building society accounts and global payment instruction given by BHP shareholders registered on the BHP Australian principal share register and on the BHP DI register (including the BHP CSN Facility) in relation to dividends paid by BHP, email addresses and instructions given to BHP in relation to notices and other communications, notings and any other binding instructions to the extent applicable, will continue to apply and will, as far as possible, be applied automatically to Woodside and the Woodside Shares which Eligible Shareholders receive, unless the BHP shareholder provides alternative instructions to the Woodside share registry after completion.

Australian Tax File Numbers (TFN), TFN exemptions or Australian Business Numbers (ABN) of BHP shareholders collected on behalf of BHP will not be communicated to Woodside and will not be carried over to apply to the Woodside Shares that BHP shareholders receive. Therefore, BHP shareholders that receive Woodside Shares under the in specie dividend should provide (and are expected to be prompted, on behalf of Woodside, for) their TFN, TFN exemption or ABN to Woodside after completion.

Woodside may be required to withhold tax (currently at the rate of 47%) on payments of dividends that are not fully franked and remit the amounts withheld to the Australian Taxation Office, unless BHP shareholders have provided a TFN, ABN or have informed Woodside that they are exempt from quoting your TFN or ABN (including because they are a non-Australian resident).

[19]

BHP ADS holders will receive a number of Woodside ADS that corresponds to the Woodside Shares received on the BHP Shares represented by BHP ADSs (subject to payment of taxes and applicable Woodside depositary and BHP depositary fees and expenses). While each BHP ADS represent two BHP shares, each Woodside ADS represents one Woodside Share. Based on the assumptions described in this announcement, upon implementation, BHP ADS holders as of the Record Date for BHP ADS, which is expected to be 5:00 pm on 26 May 2022 (EDT), are expected to be entitled to receive approximately 0.3614 of a Woodside ADS in respect of each BHP ADS owned at that time (subject to payment of taxes and applicable fees and expenses of Citibank, N.A , acting as the depositary of each of the BHP and Woodside ADSs (the BHP ADS Depositary and the Woodside ADS Depositary, respectively)). No fractional Woodside ADSs will be issued or delivered to holders of BHP ADSs.

Which small BHP shareholders can participate in the Sale Facility?

Eligible Shareholders on the Record Date:

•	who are registered on the Australian principal share register and hold 1,000 BHP shares or less or on the BHP DI register and hold 1,000 BHP DIs or less[20] (Small Shareholder Threshold);

•

whose registered address in the Australian principal share register or BHP DI register is in any of Australia, Canada, Chile, France, Germany, Ireland, Japan, Jersey, Luxembourg, Malaysia, New Zealand, Norway, Spain, Sweden, Switzerland, United Arab Emirates and United Kingdom; and

•	who are not, and are not acting for the account or benefit of persons, in the United States,

(Eligible Small Shareholders), may elect to have all (and not some) of the Woodside Shares to which they would otherwise be entitled pursuant to the in specie dividend sold under the Sale Facility. Eligible Small Shareholders who validly elect to do so, will receive the cash proceeds determined under the Sale Facility free of any brokerage costs or stamp duty.

To participate in the Sale Facility, Eligible Small Shareholders must make a valid election. Eligible Small Shareholders that wish to participate in the Sale Facility should:21

•

if they hold their BHP shares on the BHP Australian principal share register, submit their Sale Facility election online at www.bhppetroleumsharefacility.com.au or return a physical Sale Facility Election Form to BHP’s share registry by no later than 5:00pm on 24 May 2022 (AEST).[22] A physical Sale Facility Election Form can be requested by contacting the Shareholder Information Line on 1300 503 833 (within Australia) or +61 3 9415 4188 (international), Monday to Friday (excluding public holidays) between 8.30am to 7.30pm (AEST); or

•

if they hold their BHP DIs through the BHP CSN Facility, complete and return by post the Sale Facility Form, that was despatched by post to their registered address, by no later than 1:00pm on 26 May 2022 (BST); or

•

if they hold their BHP DIs in CREST, submit a Transfer to Escrow (TTE) instruction to settle by no later than 1:00pm on 31 May 2022 (BST) for the number of BHP DIs for which the dividend entitlement is to be sold. Further information for Eligible Small Shareholders wishing to make an election to participate in the Sale Facility through CREST is set out in Appendix 2 of this announcement.

[20]

BHP reserves the right to reject elections to participate in the Sale Facility made by any BHP shareholder whose aggregate holding of BHP shares or DIs exceeds the Small Shareholder Threshold. If a BHP shareholder holds one or more parcels of BHP shares or DIs as a trustee or nominee for, or otherwise on account of, another person, that BHP shareholder may make separate elections in accordance with the election process in respect of each of those parcels. In order to make separate elections, the trustee or nominee must establish distinct holdings by 5:00pm on 24 May (AEST) on the BHP Australian principal share register or by 6:00pm on 26 May (BST) on the BHP DI register in respect of each parcel of BHP shares or DIs and must make a separate election in respect of each such parcel of BHP shares or DIs. However, the trustee or nominee may not accept instructions from an underlying beneficiary to make an election unless it is in respect of all parcels of BHP shares held by the trustee or nominee on behalf of that beneficiary, and the underlying beneficiary has confirmed to the trustee or nominee that its aggregated beneficial and legal holding of BHP shares is less than the Small Shareholder Threshold.

[21]

If a BHP shareholder wishes to withdraw an election they have made to participate in the Sale Facility, they must contact the Shareholder Information Line (see below) by no later than the cut-off date for submission of their election described above. Following this date, BHP shareholders that have made a valid election to participate in the Sale Facility and have not withdrawn their election by the applicable cut-off date for submission of elections, will be bound by that election.

[2][2]

BHP shareholders who become new BHP shareholders close to the cut-off date for submission of elections and who wish to participate in the Sale Facility, will need to ensure that their shareholding has settled on the BHP Australian principal share register before they submit a Sale Facility election and by no later than 5.00pm on 24 May 2022 (AEST).

How will the Sale Facility operate?

J.P. Morgan Securities Australia Limited or one of its affiliates (Sale Agent) will operate a Sale Facility. 23

The Sale Agent will sell the Woodside Shares represented by the in specie dividend entitlement of:

•	Ineligible Overseas Shareholders; and

•	Eligible Small Shareholders who have validly elected to have their in specie dividend entitlement to Woodside Shares sold,

together with the aggregate of all Woodside Shares represented by the rounding treatment for the in specie dividend (described above).

The Sale Agent will sell these Woodside Shares on licensed markets operated by ASX or Cboe, unless BHP directs the Sale Agent to sell some or all of these Woodside Shares pursuant to a bookbuild process. BHP will determine whether to conduct a bookbuild process for some or all of the Woodside Shares subject to the Sale Facility, and the final price that shares will be sold through a bookbuild process. The market price of Woodside Shares and/or the price that may be realised from any bookbuild process is uncertain and subject to change from time to time. Up to date information on the market price of Woodside Shares can be found at www2.asx.com.au.

All proceeds realised from the sale of these Woodside Shares under the Sale Facility will be pooled so that each BHP shareholder participating in the Sale Facility will be entitled to an average price per Woodside Share sold. The amount of cash proceeds received by each BHP shareholder participating in the Sale Facility may be more or less than the actual price that is received by the Sale Agent for any specific Woodside Share sold. The proceeds under the Sale Facility from the sale of the Woodside Shares represented by the rounding treatment for the in specie dividend will be returned to BHP.

The proceeds determined under the Sale Facility will be remitted to BHP shareholders24, as soon as practicable25 after completion of the last sale under the Sale Facility, in the currency and the manner in which the Selling Shareholder is paid their BHP dividends, but, in the case of dematerialised BHP shareholders on the South African branch share register, in South African rand only.26

The proceeds from the Sale Facility will be remitted free of brokerage costs or stamp duty.

[23]

The Australian Securities and Investments Commission has granted relief from various provisions of the Corporations Act 2001 (Cth), including the provisions relating to managed investment schemes, licensing and product disclosure, that may otherwise apply to the Sale Facility.

[24]

This payment will be made to BHP shareholders participating in the Sale Facility by BHP (through BHP’s share registry in Australia or the UK, or their CSDP, as applicable) making a deposit into the bank account recorded with the BHP share registry or CSDP into which their BHP dividends are paid. If a bank account is not recorded, the shareholder will be sent a cheque for the proceeds of sale by BHP (or the BHP share registry). Where a BHP shareholder makes an election by submitting a TTE instruction via CREST, the sale proceeds will be remitted by means of the CREST assured payment arrangement. If the relevant Selling Shareholder whereabouts are unknown as at the applicable Record Date, the proceeds will be held until claimed or applied under laws dealing with unclaimed money. BHP Shareholders on the Australian principal share register with a registered address in New Zealand and who do not have any payment instructions recorded on their shareholding, will also have their sale proceeds paid into a separate bank account until valid New Zealand payment instructions have been provided to the BHP share registry.

[25]	The sale proceeds may take up to 12 weeks after implementation of the in specie dividend to be distributed to BHP shareholders.
[26]	The proceeds will be converted from Australian dollars to the relevant currency at the prevailing market exchange rate during the sale period.

What happens to South African resident BHP shareholders?

Woodside is not listed on the Johannesburg Stock Exchange (JSE). Due to the Exchange Control Regulations 1961 of South Africa (SA Exchange Control Rules), South African residents may be prevented from holding shares in foreign incorporated companies that do not have a listing on the JSE.

As a result, each BHP shareholder that is a South African resident or holds the BHP shares through BHP’s South African branch share register will be treated as an Ineligible Overseas Shareholder, unless the South African shareholder has confirmed to BHP that they have satisfied themselves that they are permitted to receive Woodside Shares or Woodside DIs (as applicable) without breaching any applicable laws or regulations (including, without limitation, the SA Exchange Control Rules) (Eligible SA Shareholder).

BHP shareholders:

•

who are dematerialised holders of BHP shares registered on the South African branch share register[27] must communicate to their CSDP (in accordance with the process and time periods agreed in their mandate with their CSDP) whether they wish to be nominated or not as an Eligible SA Shareholder. CSDP’s must communicate that election to STRATE (Plc Nominees Proprietary Limited) before 1.00pm, Thursday, 26 May 2022 (SAST). If the CSDP for any reason fails to communicate any nomination by a dematerialised holder of BHP shares registered on BHP’s South African branch share register to STRATE (Plc Nominees Proprietary Limited) by this deadline, they will be deemed not to be an Eligible SA Shareholder and will be considered an Ineligible Overseas Shareholder; or

•

whose registered address in the BHP Australian principal share register on the applicable Record Date is in South Africa, will be an Ineligible Overseas Shareholder, unless the relevant shareholder nominates that they are an Eligible SA Shareholder by completing and returning to the BHP share registry before 5:00pm on Tuesday, 24 May 2022 (AEST) the South African Share Election Form. This form can be requested by contacting the telephone numbers set out in the Shareholder Information Line section further below or by logging into www.investorcentre.com/au;[28] or

•

whose registered address on the BHP DI register on the applicable Record Date is in South Africa, will be an Ineligible Overseas Shareholder, unless the relevant BHP DI holder nominates that they are an Eligible SA Shareholder by completing and returning to the BHP share registry before 1:00pm on Tuesday, 31 May 2022 (BST) the South African Share Election Form which can be requested by contacting the telephone numbers set out in the Shareholder Information Line section further below.

By nominating as an Eligible SA Shareholder, the relevant BHP shareholder or BHP DI holder is confirming that the BHP shareholder is:

•

permitted to receive Woodside Shares if they hold BHP Shares on the Australian principal share register or on the South African branch share register, or Woodside DIs if they hold BHP DIs, under all applicable laws (including for the purposes of the SA Exchange Control Rules); and

[27]	For example, this would include those BHP shareholders that have purchased their BHP shares on the JSE and not changed the manner in which they hold their BHP shares.
[28]

BHP shareholders who become new BHP shareholders closer to the cut-off date for submission of elections and who wish to nominate that they are an Eligible SA Shareholder, will need to ensure that their shareholding has settled on the BHP Australian principal share register before they submit such an election, and by no later than 5.00pm on Tuesday, 24 May 2022 (AEST);

•	requesting that Woodside Shares (registered on Woodside’s Australian principal share register) or Woodside DIs (registered on Woodside’s DI register) be distributed to them.

BHP does not take any responsibility in connection with a BHP shareholder’s nomination to be an Eligible SA Shareholder, and each BHP shareholder nominating as an Eligible SA Shareholder must satisfy itself that they are permitted to receive Woodside Shares or Woodside DIs, including by seeking the advice of professional and legal advisers.29

What are the tax outcomes of the in specie dividend?

The tax outcomes of the in specie dividend for BHP shareholders are outlined in Appendix 1. It is recommended that shareholders seek their own specific taxation advice for their individual circumstances.

How does BHP Petroleum’s balance sheet presented in the pro forma financial information in Woodside’s explanatory memorandum compare to BHP’s held for sale disclosure in the half year financial report?

The explanatory memorandum issued by Woodside today presents certain pro forma financial information in relation to BHP Petroleum, including a balance sheet as at 31 December 2021. The basis of preparation of this financial information differs, in certain respects, from the presentation of BHP Petroleum as held for sale in BHP’s half year financial information for the same period.

The main differences between BHP Petroleum’s balance sheet presented as part of Woodside’s pro forma financial information contained in the Woodside explanatory memorandum and BHP’s half year financial report are:

•	inclusion of intercompany and cash balances that were excluded from the BHP Petroleum net assets disclosed as ‘held for sale’ in BHP’s half year financial report;

•

additional depreciation expense of approximately US$150 million, as depreciation has not been recognised by the BHP Group from the point in time that BHP Petroleum was classified as ‘held for sale’ following the signing of the SSA in November 2021; and

•

recognition of a US$210 million impairment charge in the BHP Petroleum balance sheet in the pro forma financial information for the combined group. This relates to the Ruby project and reflects revisions to estimated reserves resulting from technical analysis of well drilling results and performance following project completion in December 2021. This did not impact BHP’s half year financial report as the Petroleum Assets were assessed in aggregate for impairment testing purposes.

What happens to BHP employees who currently participate in equity incentive plans?

BHP currently operates a number of equity incentive plans, including:

•	Short-term and long-term executive incentive plans, under which employees are granted rights to BHP shares, subject to meeting defined performance and/or service conditions; and

[29]

Eligible SA Shareholders from the BHP South African branch share register who receive Woodside Shares on the Australian principal share register and who wish to trade these on the ASX in Australia after completion, should verify if their current broking arrangements are suitable, and if not engage a suitable Australian broker to trade on the ASX.

•

Shareplus, an all-employee share plan, through which employees contribute funds after tax to purchase BHP shares, and where they hold the purchased shares for a specified length of time and satisfy an employment condition, they will receive an allocation of matched shares at the end of the holding period.

If completion of the Merger occurs:

•

Employees who continue to be employed by BHP will not receive the in specie dividend in respect of any unvested equity award or matching entitlement, and the value of the underlying BHP share to which they will receive on vesting will be reduced as a result of the in specie dividend that has been determined. To treat BHP employees fairly and restore the value of the unvested equity awards to their pre-completion value, BHP will grant those employees with additional BHP equity awards on the same substantive terms as the original unvested incentive awards or matching entitlements.

•	Employees of BHP who will be employed by Woodside from completion and who are current participants holding unvested awards in:

•

Management Award Plan (MAP), BHP’s applicable long-term executive equity incentive plan, will have all of their unvested equity awards lapse in full immediately prior to completion (with the exception of MAP awards which were due to vest in August 2022, which will have accelerated vesting applied). All unvested MAP awards which are lapsed will be replaced by Woodside via the issuance of replacement rights under Woodside’s equity incentive plans.

•	Shareplus, will have matching of their acquired shares accelerated and they are expected to receive their applicable matched BHP shares around the completion date.

How can I get more information?

If you have any additional questions in relation to this announcement, please call the Shareholder Information Line on the numbers set out below.

Australian principal share register

•	1300 503 833 (within Australia) on weekdays between 8:30am and 7:30pm (AEST)

•	+61 3 9415 4188 (international) on weekdays between 8:30am and 7:30pm (AEST)

UK DI register

•	0344 472 7001 (within the United Kingdom) on weekdays between 8:30am and 5:30pm (BST)

•	+44 344 472 7001 (international) on weekdays between 8:30am and 5:30pm (BST)

South African branch share register

•	086 110 0922 (within South Africa) on weekdays between 8:00am and 4:30pm (SAST)

•	+ 27 11 373 0033 (international) on weekdays between 8:00am and 4:30pm (SAST)

ADS Holders

•	Citibank Shareholder Services toll free @ 1-877-248-4237 (‘877-CITI-ADR’) in the United States on weekdays (excluding US holidays) between 08:30AM and 6:00 PM (EDT)

•	Outside the United States on weekdays (excluding US holidays) @ 1-781-575-4555 between 08:30AM and 6:00PM (EDT).

Appendix 1: Tax outcomes for BHP shareholders

A summary of tax outcomes of the in specie dividend for certain BHP shareholders that are tax resident in Australia, the United States (US), the United Kingdom (UK) or South Africa are outlined below.

This summary is included for general information only and is not intended to be, nor should it be construed to be, legal or tax advice. It does not take into account the individual circumstances of any BHP shareholder and should not be relied upon by any BHP shareholder or any other person. Each BHP shareholder should obtain, and only rely upon, their own professional tax advice regarding the tax consequences of the in specie dividend and/or any acquisition, holding or disposal of Woodside Shares.

Scope of tax summary

Taxing jurisdiction	Scope

Australia	The Australian tax summary applies to BHP shareholders who:

•  are residents of Australia for Australian income tax purposes or non-residents of Australia for Australian income tax purposes who do not hold BHP shares, and will not hold Woodside Shares, through a permanent establishment in Australia; and

• hold their BHP shares (and will hold their Woodside Shares) on capital account.

The summary below does not apply to BHP shareholders who:

•  hold their BHP shares (or will hold their Woodside Shares) as revenue assets (which will generally be the case for BHP shareholders who use their BHP shares (or will use their Woodside Shares) in carrying on a business of share trading, banking or insurance) or as trading stock, or have acquired BHP shares (or will acquire their Woodside Shares) for the purpose of on-sale at a profit;

• acquired their BHP shares under any employee share scheme or where Woodside Shares will be acquired pursuant to any employee share scheme;

•  may be subject to special tax rules, including insurance companies, partnerships, tax exempt organisations, trusts (except where expressly stated), superannuation funds (except where expressly stated) or temporary residents; or

•  are subject to the “taxation of financial arrangements” provisions in Division 230 of the Income Tax Assessment Act 1997 (Cth). It is noted that Division 230 will generally not apply to the financial arrangements of individuals, unless an election has been made for those rules to apply.

The Australian taxation summary is based on the Australian tax law and administrative practice as it applies at the date of this announcement. The comments do not take into account or anticipate changes in Australian tax law, administrative practice or future judicial interpretations of Australian tax law after this time. Future amendments to taxation legislation, or its interpretation by the courts or the taxation authorities may take effect retrospectively and/or affect the conclusions drawn.

BHP has applied to the Commissioner of Taxation (Commissioner) for a class ruling confirming certain income tax implications of the implementation of the Merger for certain Eligible Shareholders. It is expected that the final class ruling will be published by the Australian Taxation Office (ATO) shortly after the implementation of the Merger.

The class ruling application is principally concerned with (i) confirming that demerger tax rollover relief will not be available in respect of the in specie dividend (ii) confirming the Australian income tax consequences of receiving the in specie dividend; and (iii) participating in the Sale Facility.

Taxing jurisdiction	Scope

United States

The US taxation summary is based upon the Internal Revenue Code of 1986, as amended (the Code), the regulations of the US Treasury Department and court and administrative rulings and decisions in effect on the date of this announcement. These laws may change, possibly retroactively, and any change could affect the continuing validity of this discussion.

This discussion applies only to BHP shares, BHP ADSs, Woodside Shares and Woodside ADSs held as a “capital asset” for US federal income tax purposes (generally property held for investment). The following does not purport to be a complete analysis of all potential tax effects resulting from the in specie dividend or the ownership or disposition of Woodside Shares or Woodside ADSs after the receipt of the in specie dividend, and does not address all aspects of US federal income taxation that may be relevant to individual US Holders in light of their particular circumstances. In addition, this summary does not address the Medicare tax on certain investment income, information reporting and backup withholding requirements, US federal estate or gift tax laws, any state, local, or non-US tax laws, any tax treaties, or any other tax laws. Furthermore, this summary does not address all US federal income tax considerations that may be relevant to certain categories of US Holders that may be subject to special treatment under the US federal income tax laws. In addition, BHP believes that it will not be treated as a Passive Foreign Investment Company (PFIC) in the taxable year of the in specie dividend or any prior year, but because the determination of whether a foreign corporation is a PFIC is primarily factual and there is little administrative or judicial authority on which to rely to make such a determination, the United States Internal Revenue Service (IRS) might not agree that BHP is not a PFIC. If it is determined that BHP is a PFIC, then adverse and burdensome US federal income tax rules and consequences may apply to US Holders. The remainder of this discussion assumes that BHP will not be treated as a PFIC in the taxable year of the in specie dividend or any prior taxable year.

Further, to the extent any statements contained herein relate to Woodside, Woodside Shares or ADSs or the US federal income tax consequences of holding and disposing of Woodside Shares or ADSs, such statements are based upon BHP’s understanding of Woodside’s disclosure of such consequences in its public disclosure statements.

This discussion is limited to the US federal income tax consequences of a US Holder, which is used to mean, with respect to BHP or Woodside, respectively, a beneficial owner of shares or ADSs that, for US federal income tax purposes, is:

• an individual who is a citizen or resident of the United States;

•  a corporation (or other entity treated as a corporation for US federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

• an estate the income of which is subject to US federal income tax regardless of its source; or

•  a trust (A) the administration of which is subject to the primary supervision of a US court and which has one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) who have the authority to control all substantial decisions of the trust or (B) that has made a valid election under applicable US Treasury regulations to be treated as a United States person.

United Kingdom

The UK taxation summary applies to BHP shareholders who are: (i) resident (and in the case of individuals, domiciled) for tax purposes in, and only in, the UK (and to whom split-year treatment does not apply); (ii) who are absolute beneficial owners of their BHP shares and Woodside Shares and (iii) who hold their BHP shares as an investment (otherwise than through an individual savings account or a pension arrangement).

This outline does not deal with certain types of BHP shareholders including pension funds, charities, dealers in securities, insurance companies, collective investment schemes, persons who have or could be treated for tax purposes as having acquired their BHP shares or Woodside Shares by reason of their employment or as carried interest, and persons subject to UK tax on a remittance basis.

South Africa

The South African taxation summary applies to BHP shareholders that are South African tax resident shareholders who hold their BHP shares (and will hold their Woodside Shares) on capital account. It does not deal with other types of shareholders such as shareholders that have, or could be treated for tax purposes as having, acquired their BHP shares by reason of their employment.

This taxation summary is based on the South African Income Tax Act, 58 of 1962 (SA Tax Act) as it applies at the date of this announcement.

Tax outcomes from the receipt of in specie dividend:

Taxing jurisdiction	Tax outcomes

Australia	Australian resident shareholders

On the basis that demerger tax roll-over relief does not apply, the in specie dividend will have no impact on the existing cost base of your BHP shares.

You should include the amount of the in specie dividend in your assessable income in the income year in which you receive the in specie dividend.

BHP intends to fully frank the in specie dividend and, accordingly it will be accompanied with franking credits.

The tax treatment of these franking credits to you will depend on (i) the satisfaction of the qualified person rule (otherwise known as the “45 day rule”) and (ii) whether you are entitled to a refund where the tax offset referable to the franking credits attached to the in specie dividend exceeds the tax payable on the in specie dividend).

Generally, provided you are a “qualified person” in relation to the in specie dividend, you:

• should also include the amount of the franking credits attached to the in specie dividend in your assessable income in the income year in which you receive the in specie dividend; and

• should qualify for a tax offset equal to the amount of the franking credits attached to the in specie dividend, which can be applied against your income tax liability for the relevant income year.

You should be a “qualified person” in relation to the in specie dividend if the “holding period rule” and the “related payments rule” are satisfied.

Generally:

•  to satisfy the “holding period rule”, you must have held your BHP shares “at risk” for at least 45 days (not including the days of acquisition and disposal) within the qualification period (which begins on the day after the day on which they are acquired and ends on the 45th day after they become ex-dividend). This means that once you satisfy the “holding period rule” in relation to a distribution on your BHP shares you do not need to satisfy it again in relation to those BHP shares for subsequent distributions, unless you make a “related payment” (refer below); and

•  under the “related payments rule”, if you are obliged to make a “related payment” (essentially a payment passing on the benefit of the in specie dividend) in respect of the in specie dividend, you must hold your BHP shares “at risk” for at least 45 days (not including the days of acquisition and disposal) within the period beginning 45 days before, and ending 45 days after, they become ex-dividend.

To be held “at risk”, in broad terms, you must retain 30% or more of the risks and benefits associated with holding your BHP shares. Where you undertake risk management strategies in relation to your BHP shares (e.g. by the use of limited recourse loans, entering into put or call options in relation to your BHP shares or other derivatives), your ability to satisfy the “at risk” requirement and thus to be a “qualified person” may be affected.

If you are an individual, you are automatically treated as a “qualified person” for these purposes if the total amount of the tax offsets in respect of all franked amounts to which you are entitled in an income year does not exceed A$5,000. This is referred to as the “small shareholder rule”. However, you will not be a “qualified person” under the small shareholder rule if “related payments” have been made, or will be made, in respect of these amounts.

If you are an individual or complying superannuation fund, you may be able to receive a cash tax refund from the ATO if the tax offset equal to the franking credits attached to the in specie dividend exceeds the tax payable on your total taxable income.

If you are a company the franking credits attached to the in specie dividend will generally give rise to a franking credit in your franking account however, in certain circumstances you may have excess franking credits. You will not be entitled to a tax refund of any excess franking credits. Rather, the surplus franking credits may be converted to a tax loss which can be carried forward to future years (subject to you satisfying certain loss carry forward rules).

No GST or Australian stamp duty should be payable by you in relation to the receipt of the in specie dividend.

Non-Australian resident shareholders

BHP intends to fully frank the in specie dividend. Accordingly, no part of the in specie dividend should be assessable to you in Australia nor subject to dividend withholding tax (DWT).

Taxing jurisdiction	Tax outcomes

United States

Under US federal income tax laws, if you are a US Holder of BHP shares or BHP ADSs, the in specie dividend paid by BHP will generally be subject to United States federal income taxation.

If you are a non-corporate US Holder of BHP shares or BHP ADSs and the in specie dividend constitutes qualified dividend income, it will be taxable to you at the preferential rates applicable to long-term capital gains provided that you hold the BHP shares or BHP ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements.

The receipt of the in specie dividend should not impact a US Holder’s basis in its BHP shares or BHP ADSs.

The Australian withholding tax consequences of the in specie dividend paid to non-Australian resident shareholders are outlined in the Australian tax summary section above. If Australian dividend withholding tax is payable on the in specie dividend, US Holders should seek their own tax advice to determine the Australian and US taxation implications.

United Kingdom

The in specie dividend should not give rise to a disposal of your BHP shares nor a reduction in the existing cost base in those shares.

For UK income tax purposes, the in specie dividend should form part of your total income for income tax purposes and will represent the highest part of that income.

For UK corporation tax purposes, if you are a “small company” (for the purposes of UK taxation of dividends) you will not generally be subject to tax on the in specie dividend received from BHP. Other BHP shareholders within the charge to UK corporation tax will not be subject to tax on the in specie dividend from BHP so long as the in specie dividend falls within an exempt class and certain other conditions are met.

No Australian DWT arises where the in specie dividend is fully franked. There are no UK tax consequences of receiving franking credits.

South Africa[30]

The in specie dividend should have no impact on the cost base of your BHP shares.

You are required to include in your “gross income” any amount received or accrued by way of a “foreign dividend”. The amount of the foreign dividend you are required to include is the gross amount of the dividend before the deduction of any foreign withholding tax. Certain foreign dividends may qualify for a full or partial exemption from income tax.

A “foreign dividend” as defined in the SA Tax Act may qualify for:

•  an exemption from income tax in the hands of BHP shareholders who constitute South African corporate shareholders on the basis that the BHP shares in respect of which the foreign dividend is paid are listed on the JSE; and

•  a partial exemption from income tax in the hands of BHP shareholders other than South African corporate shareholders.

It is typical for dividends received by mutual funds, that are a portfolio of collective investment schemes in securities, to be on distributed by the mutual fund to the beneficial owners. The nature of each beneficial owner would determine the tax treatment of the “foreign dividend” distributed through the mutual fund. In the unlikely event that a “foreign dividend” is retained by the mutual fund, such a “foreign dividend” would be treated as being received by the mutual fund and re-characterised as income for South African income tax purposes.

No dividends tax should be imposed to the extent that the in specie dividend constitutes a “foreign dividend” which takes the form of the distribution of an asset in specie in respect of JSE listed shares held by BHP shareholders.

No Australian DWT arises where the in specie dividend is fully franked. There are no South African tax consequences of receiving franking credits.

[30]

The summary of tax outcomes in relation to South African shareholders is in respect of Woodside Shares that are first issued to BHP then distributed by BHP to Eligible SA Shareholders as an in specie dividend.

Tax outcomes from holding Woodside Shares

Taxing jurisdiction	Tax outcomes
Australia

Australian resident shareholders

You will be required to include dividends in respect of Woodside Shares in your assessable income in the income year in which the dividends are received.

Dividends may be franked to the extent determined by Woodside. The tax treatment of these franking credits to you will depend on the satisfaction of certain integrity rules as well as your tax profile.

Non-Australian resident shareholders

Dividends will not be subject to withholding tax to the extent the dividends are franked or declared to be conduit foreign income.

To the extent an unfranked dividend is paid to you, withholding tax will be payable. The rate of withholding tax is 30%. However, you may be entitled to a reduction in the rate of withholding tax if you are resident in a country which has a double taxation agreement with Australia.

United States

Under US federal income tax laws, if you are a US Holder of Woodside Shares or Woodside ADSs, dividends paid by Woodside will generally be subject to US federal income taxation.

If you are a non-corporate US Holder of Woodside Shares or Woodside ADSs, dividends that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains provided that Woodside Shares and Woodside ADSs are readily tradable on an established securities market in the US or that Woodside is eligible for certain benefits under the tax treaty between the US and Australia and that certain holding period and other requirements are met.

The Australian withholding tax consequences of dividends paid to non-Australian resident shareholders are outlined in the Australian tax summary section. If Australian dividend withholding tax is payable on dividends from Woodside, US Holders should seek their own tax advice to determine the Australian and US taxation implications.

United Kingdom

For UK income tax purposes, all dividends received should form part of your total income for income tax purposes and will represent the highest part of that income.

For UK corporation tax purposes, if you are a “small company” (for the purposes of UK taxation of dividends) you will not generally be subject to tax on dividends received from Woodside. Other Woodside shareholders within the charge to UK corporation tax will not be subject to tax on dividends from Woodside so long as the dividends fall within an exempt class and certain other conditions are met.

No Australian DWT arises where dividends are fully franked or declared to be conduit foreign income by Woodside. There are no UK tax consequences of receiving franking credits.

South Africa[31]

Any future cash dividends which constitute a “foreign dividend” as defined in the SA Tax Act may qualify for a full or partial exemption from income tax in the hands of the shareholders. In the unlikely event that any cash dividends are retained by a mutual fund, such cash dividends would be treated as being received by the mutual fund and re-characterised as income for South African income tax purposes.

No dividends tax should be imposed on future cash dividends on Woodside Shares on the basis that Woodside will not be listed on the JSE.

No Australian DWT arises where dividends are fully franked or declared to be conduit foreign income by Woodside. There are no South African tax consequences of receiving franking credits.

[31]

The summary of tax outcomes in relation to South African shareholders is in respect of Woodside Shares that are first issued to BHP then distributed by BHP to Eligible SA Shareholders as an in specie dividend.

Tax outcomes from the disposal of Woodside Shares, including under the Sale Facility (if applicable):

Taxing jurisdiction	Tax outcomes

Australia

Australian resident shareholders

The first element of the cost base and reduced cost base of Woodside Shares you receive as a result of the Merger should be equal to the market value of the Woodside Shares at the time the in specie dividend is paid (1 June 2022). The market value should be based on the value of the in specie dividend, which will be based on Woodside’s ASX closing price on the day prior to completion.

The date of the in specie dividend is paid is also the date you are taken to have acquired the Woodside Shares for the purpose of the CGT discount provisions.

On disposal of Woodside Shares, you will make a capital gain if the capital proceeds from the disposal of Woodside Shares exceed the cost base of the Woodside Shares sold. You will make a capital loss if the capital proceeds are less than the reduced cost base of the Woodside Shares sold. You may be entitled to a CGT discount in certain circumstances to reduce any capital gain (after offsetting available capital losses).

The tax consequences for Australian shareholders selling their Woodside Shares via the Sale Facility will generally be the same as those set out above. In particular:

•  you will be taken to have disposed of your Woodside Shares at the time the in specie dividend is paid (when the Woodside Shares are transferred to the Sale Agent);

•  the capital proceeds will be the sale proceeds received from the Sale Agent; and

•  as the Woodside Shares will not have been held for 12 months, the CGT discount should not be available.

Non-Australian resident shareholders

If you are a non-resident of Australia for Australian income tax purposes and do not use your Woodside Shares in carrying on a business through an Australian permanent establishment, the whole of any capital gain or capital loss made upon the disposal of your Woodside Shares will be disregarded unless the Woodside Shares constitute “indirect Australian real property interests”.

Your Woodside Shares will constitute indirect Australian real property interests if:

•  you hold a “non-portfolio interest” in Woodside. You will hold a “non-portfolio interest” in Woodside if you (together with your associates) hold 10% or more of the Woodside Shares:

•  at the time of disposal; or

•  throughout a 12-month period during the 24 months preceding the disposal; and

•  your Woodside Shares pass the “principal asset test”.

If you are subject to tax on disposal of your Woodside Shares, the CGT discount will generally not be available to reduce any capital gain that you make.

United States

Under US federal income tax laws, if you are a US Holder of Woodside Shares or Woodside ADSs, your aggregate tax basis in Woodside Shares or Woodside ADSs that you receive as a result of the in specie dividend should generally be the fair market value (expressed in US dollars) of the Woodside Shares or Woodside ADSs on the date of the distribution under the in specie dividend. You may recognise a capital gain or loss for US federal income tax purposes equal to the difference between the US dollar value of the amount that you realise and your tax basis, determined in US dollars in respect of the disposal of your Woodside Shares or Woodside ADSs.

The Australian tax consequences of disposals of Woodside Shares by non-Australian resident shareholders are outlined in the Australian tax summary section above. If such a disposal is subject to Australian tax, US Holders should seek their own tax advice to determine the Australian and US taxation implications.

Taxing jurisdiction	Tax outcomes
United Kingdom

For the purpose of capital gains tax and corporation tax on chargeable gains, a BHP shareholder who holds Woodside Shares as a result of the Merger, should have a base cost in their Woodside Shares equal to the market value of the Woodside Shares at the date of the distribution under the in specie dividend (i.e. at the time of receipt of Woodside Shares).

If you dispose of any Woodside Shares, you should make a chargeable gain (or allowable loss) for the purposes of CGT or corporation tax, depending on your circumstances and subject to any available exemption or relief.

No tax should generally be payable in Australia in respect of the disposal of Woodside Shares by UK tax residents, unless the Woodside Shares constitute “indirect Australian real property interests” for Australian tax purposes.

The tax consequences for UK shareholders selling their Woodside Shares via the Sale Facility will generally be the same as those set out above.

South Africa[32]

The tax base cost for the Woodside Shares in the hands of BHP shareholders on acquisition thereof should be equal to the ruling price of the Woodside Shares on the ASX at close of business on the last business day before the date of the distribution of the Woodside Shares.

The acquisition date of the Woodside Shares should be the date of distribution under the in specie dividend, which is the earlier of the date on which the distribution is paid or becomes due and payable.

To the extent that the proceeds in respect of the disposal exceed the tax base cost of the Woodside Shares a capital gain will arise and such capital gain may be subject to capital gains tax, depending on your circumstances and subject to any available exemption or relief.

No tax should generally be payable in Australia in respect of the disposal of Woodside Shares by South African tax residents, unless the Woodside Shares constitute “indirect Australian real property interests” for Australian tax purposes.

The tax consequences for South African shareholders selling their Woodside Shares via the Sale Facility will generally be the same as those set out above.

[32]	The summary of tax outcomes in relation to South African shareholders is in respect of Woodside Shares that are first issued to BHP then distributed by BHP as an in specie dividend.

Appendix 2: Instructions for Eligible Small Shareholders that are BHP DI holders to participate in the Sale Facility

•

For the purposes of facilitating an election via CREST, BHP DI holders will be credited as soon as practicable after 8:00 am on 27 May 2022 (BST) with one interim CREST entitlement for each BHP DI held in CREST at the Record Date for BHP DI holders. This interim CREST entitlement security will allow Eligible Small Shareholders who hold their BHP DIs in CREST to elect electronically through the CREST system, under the ISIN AU0000214561.

•

Euroclear does not make available special procedures in CREST for any particular corporate action. Normal system timing and limitations will therefore apply in connection with a TTE instruction and its settlement. You should therefore ensure all necessary actions are taken by you (or by your CREST sponsor) to ensure a TTE instruction relating to the sale of the Dividend Entitlement settles prior to 1:00pm (BST) on 31 May 2022. In this regard, you are referred in particular to those sections of the CREST Manual concerning practical limitations of the CREST system and timings. The Sale Facility is only available to BHP DI holders who meet the Small Shareholder Threshold.

•

To make an election in CREST, Eligible Small Shareholders who hold their BHP DIs in CREST should submit (or, if they are a CREST personal member, procure that their CREST sponsor gives) a TTE instruction, which must be properly authenticated in accordance with Euroclear’s specifications and must contain, in addition to the other information that is required for settlement in CREST, the following details:

•	the number of interim CREST entitlements to be transferred to an escrow balance, representing the number of BHP DIs for which you wish to elect to sell the entitlement under the in specie dividend;

•	the interim CREST entitlement ISIN AU0000214561;

•	your Member Account ID;

•	your Participant ID;

•	Participant ID of the escrow agent, being 3RA33;

•	member account ID of the escrow agent, being BHPWPL01;

•	intended settlement date. This should be as soon as possible on or after 8:00am on 27 May 2022 and in any event no later than 1:00pm (BST) on 31 May 2022;

•	the Corporate Action Number. This is allocated by Euroclear and can be found by viewing the relevant Corporate Action details in CREST;

•	the Delivery Instruction with a priority of 80;

•	contact name and telephone number in the shared note field.

BHP DI holders who hold one or more parcels of BHP DIs as trustee or nominee for, or otherwise on account of, another person, may make separate elections in accordance with the election process in respect of each of those parcels. In order to make separate elections a CREST holder may use this Sale Facility by converting, at their own cost, their holdings of DIs into distinct CREST holdings prior to the Record Date and make a separate TTE instruction in respect of each such parcel of interim CREST entitlements.

Authorised for lodgement by:

Stefanie Wilkinson

Group Company Secretary

Media Relations	Investor Relations

Email: media.relations@bhp.com	Email: investor.relations@bhp.com

Australia and Asia	Australia and Asia

Gabrielle Notley Tel: +61 3 9609 3830 Mobile: +61 411 071 715	Dinesh Bishop Mobile: +61 407 033 909

Europe, Middle East and Africa	Europe, Middle East and Africa

Neil Burrows Tel: +44 20 7802 7484 Mobile: +44 7786 661 683	James Bell Tel: +44 2078 027 144 Mobile: +44 7961 636 432

Americas	Americas

Judy Dane	Sabrina Goulart
Tel: +1 713 961 8283	Mobile: +1 832 781 6698
Mobile: +1 713 299 5342

BHP Group Limited ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Registered Office: Level 18, 171 Collins Street

Melbourne Victoria 3000 Australia

Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Group is headquartered in Australia

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Disclaimer and important notice

Forward-looking statements

This announcement contains forward-looking statements. The words ‘anticipate’, ‘believe’, ‘aim’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘plan’, ‘forecast’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions are intended to identify forward-looking statements. These forward-looking statements are based on assumptions and contingencies that are subject to change without notice and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Woodside, BHP and their respective related bodies corporate and affiliates, and each of their respective directors, officers, employees, partners, consultants, contractors, agents, advisers and representatives, and could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by those forward-looking statements or any projections or assumptions on which those statements are based.

The forward-looking statements are subject to risk factors, including those associated with the oil and gas industry as well as those in connection with the Merger. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a range of variables which could cause actual results or trends to differ materially, including but not limited to: price fluctuations, actual demand, currency fluctuations, geotechnical factors, drilling and production results, gas commercialisation, development progress, operating results, engineering estimates, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial markets, conditions in various countries, approvals and cost estimates.

Investors are strongly cautioned not to place undue reliance on forward-looking statements, particularly in light of the current economic climate and the significant uncertainty and disruption caused by the COVID-19 pandemic. Forward-looking statements are provided as a general guide only and should not be relied on as an indication or guarantee of future performance. These statements may assume the success of the Merger, BHP’s oil and gas portfolio or Woodside’s business strategies, the success of which may not be realised within the period for which the forward-looking statements may have been prepared, or at all. No guarantee, representation or warranty, express or implied, is made as to the accuracy, likelihood of achievement or reasonableness of any forecasts, prospects, returns, statements or tax treatment in relation to future matters contained in this presentation.

Past performance and pro forma historical information is given for illustrative purposes only. Pro forma information is presented on a combined basis, without giving effect to any pro forma adjustments. It should not be relied on and is not indicative of future performance, including future security prices.

No offer or solicitation

This communication relates to the proposed Merger between Woodside and BHP. This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the Merger or otherwise, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities in the United States shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933. This communication should not be construed in any manner as a recommendation to any reader of this document.

Important additional information and where to find it

In connection with the proposed Merger and in specie dividend, Woodside intends to file with the US Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”) to register the Woodside securities to be issued in connection with the proposed Merger and in specie dividend (including a prospectus therefor). Woodside and BHP also plan to file other documents with the SEC regarding the proposed Merger and in specie dividend. This communication is not a substitute for the Registration Statement or the prospectus or for any other document that Woodside or BHP may file with the SEC in connection with the Merger and in specie dividend. US INVESTORS AND US HOLDERS OF WOODSIDE AND BHP SECURITIES ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS RELATING TO THE PROPOSED MERGER AND IN SPECIE DIVIDEND (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS) THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WOODSIDE, BHP, THE PROPOSED MERGER AND IN SPECIE DIVIDEND. Shareholders will be able to obtain free copies of the Registration Statement, prospectus and other documents containing important information about Woodside and BHP once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of such documents may also be obtained from Woodside and BHP without charge.

Important information in certain jurisdictions

Canada: Woodside is not, and does not intend to become, a reporting issuer in Canada. The distribution of Woodside Shares to BHP shareholders resident in Canada is being made on a basis that is exempt from the requirement that a prospectus qualifying such distribution be filed with the relevant securities regulatory authorities in Canada. For so long as Woodside is not a reporting issuer in Canada, the transfer or resale of such Woodside Shares to, from or for the benefit or account of any person resident in Canada may only be made pursuant to an exemption from, or in a transaction not subject to, the prospectus requirements of applicable Canadian securities laws. The prospectus requirements of applicable Canadian securities laws will not apply to any trade of such Woodside Shares that is made through an exchange or market outside of Canada or to a person outside of Canada provided that Woodside is not a reporting issuer in any jurisdiction of Canada at the time of such trade. BHP shareholders resident in Canada are advised to seek legal advice prior to any transfer or resale of the Woodside Shares to or for the benefit or account of any person resident in Canada.

France: The public is informed that the election for an Eligible Small Shareholder to participate in the Sale Facility, that constitutes a financial securities offer under the laws of France, does not give rise to a prospectus submitted for the approval of the Autorité des marchés financiers.

Germany: This announcement does not constitute a prospectus according to Regulation 2017/1129/EU of the European Parliament and of the Council (“EU Prospectus Regulation”) and has been prepared on the basis that the transactions described in this announcement do not constitute a public offer within the meaning of the EU Prospectus Regulation. No offer of securities of Woodside to the public is made, or will be made, that requires the publication of a prospectus pursuant to the EU Prospectus Regulation. This announcement has not been reviewed or approved by any competent authority for the purposes of the EU Prospectus Regulation.

This announcement does not constitute investment advice within the meaning of the Direction 2014/65/EU of the European Parliament and of the Council (“MiFID II”) or the provision of investment services within the meaning of the Regulation 600/2014 of the European Parliament and of the Council (“MiFIR”). Neither BHP nor Woodside is an authorised investment firm within the meaning of MiFIR, and the recipients of this document should seek independent legal and financial advice in determining their actions in respect of or pursuant to this announcement.

Ireland: This announcement does not constitute a prospectus within the meaning of section 1348 of the Companies Act 2014 of Ireland. No offer of securities of Woodside to the public is made, or will be made, that requires the publication of a prospectus pursuant to Irish prospectus law (within the meaning of section 1348 of the Companies Act 2014 of Ireland) in general, or in particular pursuant to the EU Prospectus Regulation. This document has not been reviewed or approved by any competent authority for the purposes of the EU Prospectus Regulation. This document does not constitute investment advice or the provision of investment services within the meaning of the European Union (Markets in Financial Instruments) Regulations 2017 (S.I. No. 375 of 2017) (as amended) of Ireland or otherwise. Neither BHP nor Woodside is an authorised investment firm within the meaning of the European Union (Markets in Financial Instruments) Regulations 2017 (S.I. No. 375 of 2017) (as amended) of Ireland, and the recipients of this document should seek independent legal and financial advice in determining their actions in respect of or pursuant to this document.

Italy: By reading this announcement, you agree to be bound by the following limitations and qualifications: (i) this announcement is only intended to provide information on the distribution by BHP to its shareholders of shares of Woodside; (ii) this announcement is for informational purposes only and is not intended to and does not constitute an offer or invitation to exchange or sell or solicitation of an offer to subscribe for or buy, or an invitation to exchange, purchase or subscribe for, any securities, any part of the business or assets described herein, or any other interests or the solicitation of any vote or approval in any jurisdiction in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law; (iii) this announcement should not be construed in any manner as a recommendation to any reader of this document; and (iv) this announcement is not a prospectus, product disclosure statement or other offering document for the purposes of Regulation (EU) 2017/1129 of the European Parliament and of the Council of June 14th 2017.

Malaysia: No recognition from the Securities Commission Malaysia has been applied for or will be obtained for the in specie dividend under the Capital Markets and Services Act 2007. Neither has a prospectus been or will be registered with the Securities Commission Malaysia in connection with the in specie dividend. Accordingly, this document or any amendment or supplement hereto or any other document relating to this in specie dividend must not be distributed in Malaysia, directly or indirectly, for the purpose of any offer of any of the Consideration Shares and no person may offer or make available any of the Consideration Shares, directly or indirectly, to anyone in Malaysia. By reason of the foregoing, if you are in Malaysia, you may not distribute this document to anyone other than your own financial and legal advisors, nor may you make copies of this or any other document you receive, except to the extent necessary to consult with your financial and legal advisors who are advising you in connection with this potential investment (and only so long as such advisors agree to hold this information confidential and not use it for purposes other than advising you in connection herewith). Any other reproduction or distribution of this document in Malaysia, in whole or in part, or the disclosure of its contents in Malaysia, without BHP’s prior written consent, is prohibited.

Singapore: This document has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this document and any other document or material in connection with the in specie dividend may not be circulated or distributed or be made the subject of an invitation for subscription or purchase, in each case whether directly or indirectly, to any person in Singapore, other than (i) pursuant to section 272(1) of the Securities and Futures Act, Chapter 289 of Singapore (“SFA”) or (ii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA. Any offer is not made to you with a view to the Consideration Shares being subsequently offered for sale to any other party. You are advised to acquaint yourself with the SFA provisions relating to on-sale restrictions in Singapore and comply accordingly. Neither this document nor any copy of it may be taken or transmitted into any country where the distribution or dissemination is prohibited. This document is being furnished to you on a confidential basis and solely for your information and may not be reproduced, disclosed, or distributed to any other person. If you are in any doubt in relation to this document or as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant, tax adviser, or other professional adviser immediately. Nothing in this document constitutes investment, legal, accounting, or tax advice or a representation that any investment or strategy is suitable or appropriate to your individual circumstances or otherwise constitutes a personal recommendation to you.

Spain: The in specie dividend, that might be regarded as a financial securities offer under the laws of Spain, does not give rise to a prospectus submitted for the approval of the Comisión Nacional del Mercado de Valores.

Switzerland: The new Woodside Shares may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”) and no application has or will be made to admit the shares to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this announcement nor any other prospectus, offering or marketing material relating to the shares constitutes a prospectus pursuant to the FinSA, and neither this announcement nor any other prospectus, offering or marketing material relating to the shares may be publicly distributed or otherwise made publicly available in Switzerland.

United Arab Emirates (UAE): This document is not a prospectus and not an offer of securities for sale or subscription in the UAE. It is addressed only to the shareholders of BHP in connection with the proposed in specie dividend and participation in the Sale Facility. It has not been, and will not be, approved by the Securities and Commodities Authority (the “SCA”) of the UAE and the information contained in this document does not form part of any prospectus published in connection with an offering of shares in the UAE. The review of this document and any related communication does not fall under the SCA’s remit or jurisdiction. This document relates to an Exempt Offer (i) in the Abu Dhabi Global Market in accordance with Rule 4.3.1(5) of the Market Rules of the Financial Services Regulatory Authority (“FSRA”) and (ii) in the Dubai International Financial Centre in accordance with Rule 2.3.1(e) of the Markets Rules of the Dubai Financial Services Authority (“DFSA”). This document is not intended for distribution. It must not be delivered to, or relied on by, any person apart from the shareholders of BHP in connection with proposed in specie dividend and participation in the Sale Facility. The FSRA and the DFSA have no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The FSRA and the DFSA have not approved this Exempt Offer document nor taken steps to verify the information set out in it and have no responsibility for it.

Forward-looking statements

This announcement contains forward-looking statements. The words ‘anticipate’, ‘believe’, ‘aim’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘plan’, ‘forecast’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions are intended to identify forward-looking statements. These forward-looking statements are based on assumptions and contingencies that are subject to change without notice and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Woodside, BHP and their respective related bodies corporate and affiliates, and each of their respective directors, officers, employees, partners, consultants, contractors, agents, advisers and representatives, and could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by those forward-looking statements or any projections or assumptions on which those statements are based.

The forward-looking statements are subject to risk factors, including those associated with the oil and gas industry as well as those in connection with the transaction between Woodside and BHP (the “Transaction”). It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a range of variables which could cause actual results or trends to differ materially, including but not limited to: price fluctuations, actual demand, currency fluctuations, geotechnical factors, drilling and production results, gas commercialisation, development progress, operating results, engineering estimates, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial markets, conditions in various countries, approvals and cost estimates.

Investors are strongly cautioned not to place undue reliance on forward-looking statements, particularly in light of the current economic climate and the significant uncertainty and disruption caused by the COVID-19 pandemic. Forward-looking statements are provided as a general guide only and should not be relied on as an indication or guarantee of future performance. These statements may assume the success of the Transaction, BHP’s oil and gas portfolio or Woodside’s business strategies, the success of which may not be realised within the period for which the forward-looking statements may have been prepared, or at all. No guarantee, representation or warranty, express or implied, is made as to the accuracy, likelihood of achievement or reasonableness of any forecasts, prospects, returns, statements or tax treatment in relation to future matters contained in this presentation.

No offer or solicitation

This communication relates to the proposed Transaction between Woodside and BHP. This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the Transaction or otherwise, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities in the United States shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

Important additional information and where to find it

In connection with the proposed Transaction, Woodside intends to file with the US Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”) to register the Woodside securities to be issued in connection with the proposed Transaction (including a prospectus therefor). Woodside and BHP also plan to file other documents with the SEC regarding the proposed Transaction. This communication is not a substitute for the Registration Statement or the prospectus or for any other document that Woodside or BHP may file with the SEC in connection with the Transaction. US INVESTORS AND US HOLDERS OF WOODSIDE AND BHP SECURITIES ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS RELATING TO THE PROPOSED TRANSACTION (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS) THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WOODSIDE, BHP AND THE PROPOSED TRANSACTION. Shareholders will be able to obtain free copies of the Registration Statement, prospectus and other documents containing important information about Woodside and BHP once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of such documents may also be obtained from Woodside and BHP without charge.